Exhibit 21

Subsidiaries of Great-West Life & Annuity Insurance Company

Subsidiary	Jurisdiction of Incorporation or Organization

Advised Assets Group, LLC	Colorado
GWFS Equities, Inc.	Delaware
FASCore, LLC	Colorado
Emjay Corporation	Wisconsin
EMJAY Retirement Plan Services, Inc.	Wisconsin
First Great-West Life & Annuity Insurance Company	New York
Great-West Life & Annuity Insurance Company of South Carolina	South Carolina
GW Capital Management, LLC (1)	Colorado
Great-West Healthcare of Georgia, Inc.	Georgia
GW Investor Services, LLC	Colorado
Lottery Receivable Company ONE LLC	Delaware
LR Company II, L.L.C.	Delaware
Maxim Series Fund, Inc.	Maryland
National Plan Coordinators of Delaware, Inc.	Delaware
Orchard Trust Company	Colorado
Singer Collateral Trust IV	Delaware
Singer Collateral Trust V	Delaware
Westkin Properties Ltd.	California

(1) Also doing business as Maxim Capital Management, LLC.